Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Announces Filing of a Draft Shelf Prospectus with the Israeli Securities Authority

Hadera, Israel, March 25, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) announced that it had filed today with the Israeli Securities Authority a draft shelf prospectus, based on the Company’s financial reports as of December 31, 2007.

The securities covered by the shelf prospectus have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.